Exhibit 4.5

11 December 2024

Barclays

European Loans Agency

1 Churchill Place

London

E14 5HP

For the attention of Aliraza Moledina, European Loans Agency

Vodafone Group Plc - EUR 3,840,000,000 (as increased to EUR 4,050,000,000) Credit Agreement originally dated 28 March 2014 and as amended pursuant to an amendment agreement dated 8 February 2024 (the “Agreement”).

Included within Section 6 of the Agreement referenced above are Extension Options. Under the First Extension Option, Vodafone may give notice to the Facility Agent that it requests that the Final Maturity Date be extended for a period of one year i.e. extend the Final Maturity Date of 8 February 2029 to 8 February 2030.

Please accept this letter as confirmation that Vodafone wishes to apply for such a one-year extension in accordance with Section 6 of the Agreement. In your role as Facility Agent please can you communicate this request to all Lenders and collate the Lender responses by Friday 17 January 2025.

If you have any questions or require clarification, please do not hesitate to contact Jamie Stead, Vodafone Group Treasury Director.

Yours faithfully,

/s/ Jamie Stead
Jamie Stead
Group Treasury Director

Vodafone Group Plc	T +44 (0) 1635 33251
1 Kingdom Street, Paddington Central	F +44 (0) 1635 238 080
London, W2 6BY, United Kingdom	Vodafone.com

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 01833679

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